UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Callon Petroleum Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

13123X508
(CUSIP Number)

February 23, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)
☐Rule 13d-1(c)
☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP No. 13123X508	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Kimmeridge Energy Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,585,654

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,585,654

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,585,654

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 13123X508	Page 3 of 5

Item 1(a).	Name of Issuer:

Callon Petroleum Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Briarlake Plaza, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to the parent company of Chambers Investments, LLC (“Chambers”). In such capacity, the Reporting Person exercises voting and investment control over the securities held by Chambers. The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a “Kimmeridge Principal”, and collectively, the “Kimmeridge Principals”). Benjamin Dell is a Managing Member of the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is 412 West 15 Street, 11th Floor, New York, NY 10011.

Item 2(c).	Citizenship:

The Reporting Person is organized as a limited liability company under the laws of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

13123X508

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 13123X508	Page 4 of 5

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of February 23, 2021, the Reporting Person may be deemed the beneficial owner of 5,585,654 Shares.

Item 4(b)	Percent of Class:

The Reporting Person may be deemed the beneficial owner of approximately 12.1% of Issuer Shares outstanding. This percentage is calculated based on 46,153,710 Shares outstanding as of February 23, 2021 according to the Issuer’s Form 10-K, filed on February 25, 2021.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,585,654
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,585,654

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 13123X508	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kimmeridge Energy Management Company, LLC

	By:	/s/ Tamar Goldstein
Name: Tamar Goldstein
Title: General Counsel

March 5, 2021